TRUST FOR CREDIT UNIONS
AMENDMENT NO. 5 TO BY-LAWS
January 8, 2007
     RESOLVED, that Section 3.1 of the By-Laws of Trust for Credit Unions (the “Trust”) be, and hereby is, amended and restated as set forth below:
ARTICLE 3
Chair, Vice-Chair and Officers
     3.1 Enumeration; Qualification. The Trustees shall elect from among their number a person who shall serve as Chair of the Board and a person who shall serve as Vice-Chair of the Board. Such persons shall not be deemed officers of the Trust by reason of performing or executing their duties in such capacities. The officers of the Trust shall be a President, a Treasurer, a Secretary, a Chief Compliance Officer and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect. The Trust may also have such agents as the Trustees from time to time may in their discretion appoint. The Chair and Vice-Chair of the Trustees shall each be a Trustee and may but need not be a unitholder; and any officer may be but none need be a Trustee or unitholder. Any two or more offices may be held by the same person.